FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated December 6, 2005, regarding the redemption of the 7th Issue of the Second Program of Telefónica Corporate Bonds.

2.	Translation of a letter to CONASEV, dated December 9, 2005, regarding the 31st Issue - Serial B, of the Second Program of Commercial Papers of Telefónica del Perú.

Item 1

December 6, 2005

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES – CONASEV

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 7th Issue of the Second Program of Telefonica Corporate Bonds, under the following terms:

Serial	Amount Issued		Term	Date of Issue	Date of Maturity
B	US$	10,000,000.00	3 years	12.06.02	12.06.05

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 2

Lima, December 9, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you of the terms and conditions of the 31st Issue - Serial B, of the Second Program of Commercial Papers of Telefónica del Perú, with the following characteristics:

Serial	Term	Date of Issue	Date of Maturity	Nominal Value
B	270	10.20.04	12.09.05	S/.85,000,000.00

Sincerely Yours

Julia María Morales Valentín

Representante Bursátil

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 19, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.